WYNNEFIELD CAPITAL, INC.

450 7TH AVENUE, SUITE 509
NEW YORK, NY 10123

TEL: (212) 760-0814
FAX: (212) 760-0824
www.wynnefieldcapital.com

NELSON OBUS (212) 760-0134
JOSHUA LANDES (212) 760-0814
MAX BATZER (212) 760-0330
PETER BLACK (212) 760-0742
STEPHEN ZELKOWICZ (212) 760-0278

October 22, 2008

VIA FAX and FEDERAL EXPRESS

Special Committee of the Board of Directors
Nobel Learning Communities, Inc.
1615 West Chester Pike, Suite 200
West Chester, PA 19382
Attention: G. Lee Bohs, Secretary

Re: Strategic Review Process

Gentlemen:

By letter dated September 29, 2008, Wynnefield Capital, Inc. and its affiliates (collectively, "Wynnefield"), as the owners of approximately 12.8% of Nobel Learning Communities, Inc. ("Nobel" or the "Company"), encouraged the Board to promptly and seriously consider the offer announced by Knowledge Learning Corporation (the "Bidder") to acquire all of the outstanding shares of Nobel common stock We were pleased to see that, on October 2, 2008, the Company announced both the formation of a committee of independent directors (the "Special Committee") to evaluate the Bidder's offer and other strategic alternatives to enhance shareholder value and the engagement of J.P. Morgan Securities, Inc. to act as financial advisor to the Special Committee in connection with this evaluation process.

Wynnefield believes that while the Company is now adequately capitalized and has potential to organically grow shareholder value long-term, for the foreseeable future we do not see how the Company can generate value for shareholders comparable to the value resulting from the sale of the Company. We agree with research firm Signal Hill Corporate Group LLC's analysis in its Report of October 8, 2008, which concluded:

> "In our opinion, Nobel is at a crossroads; it cannot reject the most likely buyer in its market without an alternative growth plan to offer shareholders in its place. We think that any rejection that suggests the Board is content with the *status quo* will send the stock considerably lower, as the share price will likely revert to its previous valuation, absent any prospective take-out premium."

The Company's strategy of growth through a string of small acquisitions has failed to generate value or enthusiasm for the Company's stock and, given the current freeze-up of the credit markets and the depressed equity markets, the ability of the Company to continue to execute such strategy, even if appropriate acquisition targets were available for purchase, is highly problematic.

We urge the Special Committee to instruct its financial advisor, JP Morgan Securities, Inc., to not only immediately engage in direct discussions with the Bidder, but to also explore other potential strategic and financial transactions in order to maximize value for the Company's shareholders. This strategic review process must be transparent, bona fide, fair and robust, and conducted in a manner designed to maximize shareholder value. Wynnefield encourages the Company to continue to provide periodic updates as to the status of its strategic review process.

We remain available to discuss our concerns with either the Special Committee or the entire Board.

Very truly yours,

Nelson Obus
President

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